U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-34661

LIANLUO SMART LIMITED

Room 2108, 21st Floor

China Railway Construction Building

No. 20 Shijingshan Road, Beijing, 100040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

RESIGNATION OF INDEPENDENT DIRECTORS

On August 2, 2018, Mr. Mingwei Zhang submitted his letter of resignation from his position as the independent director of Lianluo Smart Limited (the “Company”). Mr. Zhang confirmed that his resignation is purely personal and is not involved any disagreement with the Company.

SEARCH FOR REPLACEMENT INDEPENDENT DIRECTORS

Following the resignation of Mr. Zhang, the remaining members of the Company’s Board of Directors discussed the need to fill the vacancy created by the resignation of Mr. Zhang. The Board Members agreed that it was important to find a suitable candidate as soon as practicable. The Board has begun the process of seeking a replacement director.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 10, 2018	LIANLUO SMART LIMITED

	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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